

18 January 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549



05005861



SEC MAIL PROCESSING
RECEIVED
FEB 10 2005
WASH. D.C.
185
SECTION



SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per - Jill Mashado
Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	UNLISTED OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	ONE HUNDRED AND SIXTY SIX THOUSAND (166,000)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE PRICE: 27 cents (set in accordance with the terms of the Bionomics ESOP). EXERCISE PERIOD: Commencing on 18 January 2005 and ending at 5.00pm (Adelaide time) on 17 January 2010. EXPIRY DATE: 5 years after the date on which the options became exercisable.

+ See chapter 19 for defined terms.

82-34682

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	OPTIONS ISSUED TO STAFF UNDER THE BIONOMICS LIMITED EMPLOYEE SHARE OPTION PLAN.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 JANUARY 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
63,986,576	ORDINARY SHARES
9,795,822	OPTIONS EXP. 31-07-07

+ See chapter 19 for defined terms.

82-34682

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,001,933	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

82-34682

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

82-34682

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

82-34682

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

82-34682

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached
- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [x] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 January 2005
Company Secretary

Print name: JILL MASHADO

== == == == ==

+ See chapter 19 for defined terms.


Bionomics
Limited

18 January 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	UNLISTED OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	THREE HUNDRED AND FORTY FIVE THOUSAND (345,000)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE PRICE: 27 cents (set in accordance with the terms of the Bionomics ESOP). EXERCISE PERIOD: 1/5th each year commencing from the first anniversary of acceptance of the Invitation relating to those Options and ending at 5.00pm (Adelaide time) on the date that is 5 years after the commencement of the period. EXPIRY DATE: 5 years after the date on which the options became exercisable.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	OPTIONS ISSUED TO STAFF UNDER THE BIONOMICS LIMITED EMPLOYEE SHARE OPTION PLAN.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 JANUARY 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	63,986,576 9,795,822	ORDINARY SHARES OPTIONS EXP. 31-07-07

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,001,933	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: *Arrangements can be made for employee incentive schemes that involve frequent issues of securities.*

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 January 2005
Company Secretary

Print name: JILL MASHADO

== == == == ==

+ See chapter 19 for defined terms.

28 January 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN	Quarter ended ("current quarter")
53 075 582 740	31 December 2004

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers	707	717
1.2	Payments for (a) staff costs	(221)	(448)
	(b) advertising & marketing	(11)	(33)
	(c) research & development (incl. R&D staff costs)	(1,155)	(2,122)
	(d) leased assets		
	(e) other working capital	(151)	(194)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	126	217
1.5	Interest and other costs of finance paid	(83)	(169)
1.6	Income taxes paid		
1.7	Other	0	10
	R&D Start Grants	328	822
	Rent Received	34	67
	EMDG	27	27
	Net operating cash flows	(399)	(1,106)

+ See chapter 19 for defined terms.

02-34082

Appendix 4C
Quarterly report for entities admitted on the basis of commitments

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	(399)	(1,106)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	(61)	(61)
	(b) equity investment		
	(c) intellectual property		
	(d) physical non-current assets	(65)	(93)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investment		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(126)	(154)
1.14	**Total operating and investing cash flows**	(525)	(1,260)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (capital raising costs)		
	Net financing cash flows		
	Net increase (decrease) in cash held	(525)	(1,260)
1.21	Cash at beginning of quarter/year to date	7,968	8,703
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	7,443	7,443

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	123
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors including remuneration paid to the Chief Executive Officer and Managing Director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	0	0
3.2	Credit standby arrangements	0	0

+ See chapter 19 for defined terms.

Explanation necessary for an understanding of financing facilities available

In July 2003 the Company announced that it had put in place an Equity Line Finance arrangement with the Bank of New York Capital Markets Inc. This funding facility potentially allows the placement of up to 6 million shares through the Bank of New York once the share price exceeds a floor price agreed between the Company and Bank of New York. The use, timing and control of this facility, once the share price is above the minimum floor price, is at the Company's discretion.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	75	338
4.2	Deposits at call	7,368	7,630
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	7,443	7,968

Acquisitions and disposals of business entities

		Acquisitions $A'000 *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Refer note below	
5.2	Place of incorporation or registration	Refer note below	
5.3	Consideration for acquisition or disposal	$61 represents initial costs to 31 December 2004. Purchase price of Euro1.250 million. Refer note below	
5.4	Total net assets	Refer note below	
5.5	Nature of business	Refer note below	

Planned acquisition of French Neurofit Contract Research Organisation (CRO)
On 17 December 2004 Bionomics Limited announced that it had agreed to purchase the French Neurofit CRO business. The Company will acquire Neurofit for Euro 1.250 million comprised of Euro 1 million in cash and Euro 250,000 in Bionomics' shares. The transaction

+ See chapter 19 for defined terms.

is expected to be finalised in the March 2005 quarter. Costs recorded to 31 December 2004 under 1.9(a) above represent initial costs related to the acquisition.

Incorporation of USA Subsidiary.
Bionomics Limited incorporated a USA wholly owned subsidiary company (Bionomics, Inc.) in August 2004. This subsidiary has been established to specifically hold intellectual property assets generated from collaborations with US based institutions and is intended to be a non-operating company.

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does / ~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 28 January 2005
(CEO & Managing Director)
Print name: DEBORAH RATHJEN

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.


Bionomics Limited

28 January 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary


Bionomics
Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
28 January 2005

DECEMBER QUARTER CASH FLOW BOOSTED BY COMMERCIALISATION INCOME

Expands Management Team

Bionomics Limited (ASX:BNO, BNOOA, US OTC:BMICY) today lodged its quarterly cash statement (Appendix 4C) for the period ended 31 December 2004. Licensing and other fees, including up front amounts, from the recent epilepsy diagnostic licensing deals with Athena Diagnostics Inc and Genetic Technologies Limited and further fee for service income from the Angene™ drug discovery platform contributed a total of $707,000 in revenue for the quarter, up from $10,000 the previous quarter.

Net operating cash outflow for the quarter was reduced to $399,000 from $707,000 in the previous quarter. The Company's cash balance at 31 December was $7.443 million.

Business highlights for the quarter included:

- Establishing a licensing agreement with Genetic Technologies for the international marketing of Bionomics' childhood epilepsy diagnostic. The agreement with Genetic Technologies followed the September announcement of a licensing deal with Athena Diagnostics. The diagnostic is now available in North America through Athena Diagnostics.
- Signing an agreement to acquire the profitable European contract research organisation, Neurofit, which will considerably strengthen Bionomics' preclinical development capabilities in central nervous system (CNS) disorders and give the Company access to Neurofit's impressive pharma and biotech company client list.
- Granting in New Zealand of a patent relating to the Company's ion channel gene discoveries for certain CNS disorders, including epilepsy. The granting of the patent provides a good indication that further related international patent filings which underpin Bionomics' drug discovery programs in epilepsy and anxiety will be granted.
- Obtaining new data showing that gene-silencing molecules developed by the Company inhibit tumour growth in a breast cancer animal model. The gene-silencing molecules target BNO69 is one of Bionomics' proprietary drug targets.
- Entering into a second fee for service contract with the first client for the Angene™ cancer drug discovery platform following successful completion of the first contract in the December 2004 quarter.
- Awarding of three government grants in the quarter:

- $247,000 BIF grant for development of targets for antibody treatments which inhibit angiogenesis;
- $20,000 BioInnovationSA grant for the same project, and;
- extension of the R&D START grant for novel breast cancer treatments which will provide up to $540,000 in calendar 2005.

Additionally, the Company announced the appointment of Alex Szabo to the position of Vice President of Business Development, Francis Placanica to the position of Vice President of Legal Affairs and Intellectual Property and Jill Mashado to the position of Chief Financial Officer.

Alex Szabo, an experienced business development and marketing executive with expertise in drug discovery and biotechnology research technologies, has held business development and marketing positions with Starpharma and Cerylid Biosciences in Australia and Stratagene Inc and Affymetrix Inc in the US. Dr Szabo holds a PhD from the Massachusetts Institute of Technology and an MBA from Santa Clara University.

Francis Placanica has been with Bionomics since January 2002 and has played a significant role in Bionomics' recent acquisition of the French contract research organization Neurofit and in the management of Bionomics' intellectual property portfolio. Prior to joining Bionomics in 2002 Mr Placanica was Legal Counsel for Faulding Pharmaceuticals Asia Pacific. Mr Placanica studied at the University of Adelaide and has a Bachelor of Science and a Bachelor of Laws with an Honours dissertation in the commercialisation of intellectual property and restrictive trade practices. He also has a Graduate Diploma in Legal Practice from the University of South Australia.

Jill Mashado has been with Bionomics since July 2000 and has been Company Secretary since March 2001. Mrs Mashado is also a Director and President of Bionomics' wholly owned French subsidiary and a Director and Company Secretary of Bionomics' US subsidiary. Mrs Mashado holds a Degree in Commerce from The Flinders University of South Australia and is a member of the Golden Key National Honour Society. Mrs Mashado replaces Lee Craker who has resigned to pursue private interests.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

DR PETER JONSON
CHAIRMAN
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patents and patent applications at various stages of prosecution incorporating over 600 genes it has discovered and related utility in specific therapeutic and diagnostic applications. The Company is leveraging that expertise and intellectual property to generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and therapeutics to treat them (longer term

revenue). The Company is looking to generate growth both organically and through acquisition.

Bionomics' drug and diagnostic development is built on two proprietary discovery platforms. IonX® is used to identify genetic targets for potential diagnostics and therapeutics for epilepsy and Angene™ is used to identify angiogenesis based cancer drug prospects.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' epilepsy diagnostic products, drug discovery programs, the Neurofit business, fee for service business and Bionomics' pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.